UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-41999

Linkers Industries Limited

(Registrant’s Name)

Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A, Kawasan Perusahaan MIEL

Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Reverse Share Split

On March 24, 2026, the board of directors (the “Board”) of Linkers Industries Limited (the “Company”), a British Virgin Islands (“BVI”) business company, approved a reverse share split of all of the Company’s issued and unissued shares, including its Class A ordinary shares, par value US$0.00001 each (the “Class A Ordinary Shares”) and Class B ordinary shares, par value US$0.00001 each (the “Class B Ordinary Shares”) on a one-for-two-hundred-fifty basis (the “Reverse Share Split”). Pursuant to the BVI Business Companies Act (as amended) and the Company’s Memorandum and Articles of Association, the Board is authorized to effect the Reverse Share Split without the approval of the Company’s shareholders. Accordingly, no shareholder vote, consent or approval is required or will be sought in respect of the Reverse Share Split.

The Company’s Class A Ordinary Shares will begin trading on the Nasdaq Stock Market LLC (“Nasdaq”) on a post-Reverse Share Split basis upon the opening of the market on April 6, 2026 under the current symbol “LNKS.” The new CUSIP number following the Reverse Share Split is G5496W110.

As a result of the Reverse Share Split, each two-hundred-fifty (250) issued and outstanding Class A Ordinary Shares will be combined into one (1) Class A Ordinary Share and each two-hundred-fifty (250) issued and outstanding Class B Ordinary Shares will be combined into one (1) Class B Ordinary Share, automatically and without any action by shareholders. The Reverse Share Split will result in a proportional increase in par value from US$0.00001 per share to US$0.0025 per share and an adjustment of the Company’s authorized shares comprising (a) 3,750,000 Class A Ordinary Shares with a par value of US$0.0025 each and (b) 250,000 Class B Ordinary Shares with a par value of US$0.0025 each. After giving effect to the Reverse Share Split, the Company expects to have approximately 1,356,613 Class A Ordinary Shares and 250,000 Class B Ordinary Shares issued and outstanding. The Reverse Share Split is intended to increase the market price per Class A Ordinary Share to allow the Company to maintain its Nasdaq listing.

No fractional shares will be issued as a result of the Reverse Share Split. Any fractional share in the total number of issued post-Reverse Share Split Class A Ordinary Shares that would have resulted from the Reverse Share Split will be rounded up to the nearest whole number by issuing such fractional post-Reverse Share Split Class A Ordinary Share as necessary to Cede & Co., as nominee for The Depository Trust Company. The shares underlying the Company’s warrants will also be adjusted accordingly. The Reverse Share Split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Class A Ordinary Shares, except for adjustments that may result from the treatment of fractional shares.

In conjunction with and prior to the effectiveness of the Reverse Share Split, the Company will file its fifth amended and restated memorandum of association and articles of association (“New M&A”) with the Registrar of Corporate Affairs in the BVI. A form of the New M&A is attached hereto as Exhibit 3.1, and is incorporated by reference herein.

On April 1, 2026, the Company announced the Reverse Share Split. A copy of the press release dated April 1, 2026 titled “Linkers Industries Announces 1-for-250 Reverse Share Split Effective April 6, 2026” is attached hereto as Exhibit 99.1, and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Form of the Fifth Amended and Restated Memorandum and Articles of Association of the Registrant
99.1	Press Release, dated as of April 1, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINKERS INDUSTRIES LIMITED

By:	/s/ Wai Kee Kan
Name:	Wai Kee Kan
Title:	Director and Chief Executive Officer

Date: April 1, 2026

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